Exhibit 99.1

October 5, 2016

TO THE SHAREHOLDERS OF PYXIS TANKERS INC.

Enclosed is a Notice of the 2016 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”), which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on November 7, 2016 at 10:30 a.m., local time, the Company’s Proxy Statement and certain other related materials. These materials, together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2015 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125 Greece.

At the Meeting, our shareholders will consider and vote upon the following:

1.	Proposal to elect two Class II Directors to serve for a term of three years until our 2019 Annual Meeting of Shareholders (the “Proposal”); and
2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Provided that quorum is present, the adoption of the Proposal requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED  STATES. IF  YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR  PROXY AND VOTE IN  PERSON. ALL  SHAREHOLDERS  MUST  PRESENT A  FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON SEPTEMBER 26, 2016. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Valentios Valentis

Chief Executive Officer and Chairman

PYXIS TANKERS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 7, 2016

NOTICE IS HEREBY given that the 2016 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”) will be held on November 7, 2016, at 10:30 a.m., local time, at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, for the following purposes, of which item 1 is more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class II Directors to serve for a term of three years until our 2019 Annual Meeting of Shareholders (the “Proposal”); and
2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on September 26, 2016 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON SEPTEMBER 26, 2016.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2015 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125 Greece.

BY ORDER OF THE BOARD OF DIRECTORS

Antonios Backos

Secretary

October 5, 2016

Maroussi, Greece

PYXIS TANKERS INC.

59 K. KARAMANLI STREET

15125 MAROUSSI, GREECE

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 7, 2016

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Pyxis Tankers Inc., a Marshall Islands corporation (the “Company”), for use at the 2016 Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, on November 7, 2016, at 10:30 a.m., local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about October 5, 2016. These materials, together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2015 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125 Greece.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 26, 2016 (the “Record Date”), the Company had outstanding 18,277,893 shares of common stock, par value $0.001 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the Proposal set forth on the Notice of Annual Meeting of Shareholders. Mr. Valentios Valentis, the beneficial owner of approximately 93% of the Common Shares as of the Record Date, has indicated that he intends to vote FOR the Proposal set forth in the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the position recommended by the Board on the Proposal described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “PXS”.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable. A proxy may be revoked by filing with our Secretary at the Company’s executive offices, 59 K. Karamanli Street, Maroussi 15125, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PYXIS TANKERS INC.

PROPOSAL

ELECTION OF DIRECTORS

The Company currently has a total of five directors, all of whom are divided into three classes. As provided in our Articles of Incorporation, each director is elected to serve for a three year term and until such director’s successor is elected and has been qualified. The term of our two current Class II Directors, Aristides J. Pittas and Robert B. Ladd, expires at the Meeting.

Upon recommendation from our Nomination and Corporate Governance Committee, the Board has nominated Robert B. Ladd and Aristides J. Pittas, each a current Class II Director, for re-election as Class II Directors whose terms will expire at our 2019 Annual Meeting of Shareholders, except in the event of his death, resignation, removal or earlier termination of his term of office.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby “FOR” the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for Director of the Company is set forth below:

Name	Age	Position
Robert B. Ladd	58	Class II Director
Aristides J. Pittas	56	Class II Director

Robert B. Ladd has been a member of the Board since October 28, 2015. Mr. Ladd was appointed President and Chief Executive Officer of MGT Capital Investments, Inc. (NYSE: MGT) in January 2012 and has also served on that company’s board of directors since 2010. From 2006 to 2012, Mr. Ladd served on the board of directors of Delcath Systems, Inc. (NASDAQ: DCTH) and from 2007 to 2009, he served on the board of directors of InFocus Systems, Inc. (NASDAQ: INFS). From 2002 to 2003, Mr. Ladd was a Managing Director at Neuberger Berman, a large international money management firm catering to individuals and institutions. From 1992 through November 2002, Mr. Ladd was a portfolio manager for various high net worth clients of Neuberger Berman. Prior to this experience, Mr. Ladd was a securities analyst at Neuberger from 1988 through 1992. Mr. Ladd holds a B.S. from the University of Pennsylvania and an MBA from Northwestern University. Mr. Ladd earned his designation as a Chartered Financial Analyst in 1986.

Mr. Ladd currently serves on the Board as the representative of Mr. Michael Onghai in accordance with the terms of the Agreement and Plan of Merger, dated as of April 23, 2015, by and among the Company, Maritime Technologies Corp., LookSmart, Ltd. (“LS”) and LookSmart Group, Inc. (as further amended, the “Agreement”). Pursuant to the terms of the Agreement, Mr. Ladd is expected to serve as a director on the Board until his resignation on the later of (i) October 28, 2016, the one-year anniversary of the closing of the transactions contemplated by the Agreement and (ii) an offering of our common shares or a sale of Pyxis Tankers Inc. and/or substantially all of its operating subsidiaries as an operating business. Neither our Nomination and Corporate Governance Committee nor our Board has determined who will be selected to fill the vacancy that may be caused by Mr. Ladd’s future resignation or if such vacancy will be filled at all.

Aristides J. Pittas has been a member of the Board since October 28, 2015. Mr. Pittas has more than 30 years of shipping industry experience. Since May 2005, he has been a member of board of directors and the chairman and chief executive officer of Euroseas Ltd. (NASDAQ: ESEA), an independent shipping company that operates in the drybulk and container shipping industry. Since 1997, Mr. Pittas has also been the President of Eurochart, Euroseas’ affiliate, which is a shipbroking company specializing in chartering, selling and purchasing ships. Since January 1995, Mr. Pittas has been the President of Eurobulk, Euroseas’ affiliated ship management company. Eurobulk is a ship management company that provides ocean transportation services. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle Upon Tyne and a M.Sc. in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology. Mr. Pittas is also a member of the Board of the Hellenic Marine Environment Protection Association and a member of the DNV GL Greek National Committee.

Required Vote. Adoption of the Proposal requires the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

We will bear the cost of preparing and soliciting proxies. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether the Proposal has been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Antonios Backos

Secretary

October 5, 2016

Maroussi, Greece

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